

January 5, 2012

Via E-mail
Paul A. Scoff
Vice President, General Counsel and Secretary
Sprague Resources LP
c/o Sprague Energy Corp.
Two International Drive, Suite 200
Portsmouth, New Hampshire 03801

> **Re: Sprague Resources LP**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed December 22, 2011**
> **File No. 333-175826**

Dear Mr. Scoff:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1

General

1. We remind you of prior comments 2 and 8 from our letter dated August 22, 2011. We also remind you that we will need sufficient time for our review once you have filed all exhibits and filled in all blanks other than those allowed by Rule 430A, including information regarding the price range.

Prospectus Cover Page

2. Please briefly describe on the cover page your arrangements with Sprague Holdings with respect to the net proceeds from any exercise of the underwriters' option to purchase additional common units.

Risk Factors, page 23

The assumptions underlying the forecast of cash available for distribution…, page 24

3. We note your disclosure at page 24 that you did not use quarter-by-quarter estimates in
    concluding that there would be sufficient cash available to pay the minimum quarterly
    distribution on all of your common and subordinated units during the forecast period.
    Please also provide such information in the above-referenced risk factor subheading, as
    well as in your offering summary section under "Cash Distributions" in the last full
    paragraph on page 15.

Certain Relationships and Related Party Transactions, page 172

Services Agreement, page 175

4. We note you disclose that Sprague Energy Solutions and/or Sprague Holdings may
    terminate the applicable provisions with written notice. To the extent material, please
    add a related risk factor.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with respect
  to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
  declaring the filing effective, does not relieve the company from its full responsibility for
  the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a
  defense in any proceeding initiated by the Commission or any person under the federal
  securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Bob Carroll, Staff Accountant, at (202) 551-3362 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or, in her absence, Laura Nicholson, Staff Attorney, at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Adorys Velazquez, Esq.
        Vinson & Elkins LLP